Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

SHENZHEN, China, March 25, 2026 /PRNewswire/ -- X Financial (NYSE: XYF) (“X Financial” or the “Company” or “we”), a leading Chinese fintech platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter and Fiscal Year 2025 Operational Highlights

•	Total loan amount facilitated and originated[1] in the fourth quarter of 2025 was RMB22,768 million, down 29.5% from RMB32,297 million in the same period of 2024. For fiscal year 2025, total loan amount facilitated and originated was RMB130,552 million, an increase of 24.5% from RMB104,889 million for fiscal year 2024.
•	Total outstanding loan balance[2] at the end of the fourth quarter of 2025 was RMB50,451 million, down 3.6% from RMB52,327 million in the same period of 2024.
•	The number of loans the Company facilitated and originated in the fourth quarter of 2025 was approximately 2.47 million, a decrease of 12.9% year-over-year. The average loan amount per transaction was RMB9,226.
•	Number of active borrowers[3] in the fourth quarter of 2025 was 1.69 million, down 20.2% from 2.12 million in the same period of 2024, reflecting the Company's deliberate tightening of credit standards and focus on higher-quality origination.
•	Cumulative number of active borrowers[4] reached 20.17 million as of December 31, 2025, an increase of 23.7% from 16.31 million in the same period of 2024.
•	The delinquency rate for all outstanding loans that are past due for 31-60 days[5] was 2.90% as of December 31, 2025 (compared with 1.17% in the same period of 2024), and the delinquency rate for all outstanding loans that are past due 91-180 days[6] was 6.31% (rising from 2.48% in the same period of 2024).

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

3 Represents borrowers who made at least one transaction on the Company's platform during the relevant period.

4 Represents borrowers who made at least one transaction on the Company's platform since inception through the end of the relevant period.

5 Represents the balance of the outstanding principal for Xiaoying Credit Loans — our primary category of online personal credit loan products facilitated and originated through our platform, including Xiaoying Card Loan as well as other unsecured loan products that we introduce from time to time. The percentage is calculated as the balance of Xiaoying Credit Loans that were 31 to 60 days past due divided by the total outstanding principal balance of Xiaoying Credit Loans facilitated and originated by the Company as of the specific date. Loans that are delinquent for more than 60 days are excluded from the denominator. Starting from the first quarter of 2021, substantially all loans facilitated and originated by the Company have been Xiaoying Credit Loans.

6 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

Fourth Quarter and Fiscal Year 2025 Key Operating Data

	Three Months Ended December 31, 2024	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025	QoQ	YoY	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2025	YoY
Total loan amount facilitated and originated (RMB in million)	32,297	33,641	22,768	(32.3)%	(29.5)%	104,889	130,552	24.5%
Number of active borrowers	2,120,068	2,441,788	1,692,507	(30.7)%	(20.2)%	5,231,887	6,688,186	27.8%

	As of December 31, 2024	As of September 30, 2025	As of December 31, 2025	YoY
Total outstanding loan balance (RMB in million)	52,327	62,827	50,451	(3.6)%
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.17%	1.85%	2.90%	+1.73 ppts
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.48%	3.52%	6.31%	+3.83 ppts

Fourth Quarter and Fiscal Year 2025 Financial Highlights

•	Total net revenue in the fourth quarter of 2025 was RMB1,467.8 million (US$209.9 million), representing a decrease of 14.1% from RMB1,708.7 million in the same period of 2024 and a decrease of 25.1% from the previous quarter. The year-over-year decline was primarily attributable to lower loan facilitation volumes, which led to reduced loan facilitation service revenue and post-origination service revenue, partially offset by increases in guarantee income and financing income. For fiscal year 2025, total net revenue was RMB7,639.4 million (US$1,092.4 million), an increase of 30.1% from RMB5,871.8 million in 2024.

•	Income from operations in the fourth quarter of 2025 was RMB20.2 million (US$2.9 million), a decrease of 96.2% compared to RMB525.2 million in the same period of 2024. The decline was driven by two primary factors: a sharp reduction in loan facilitation service fees of RMB437.0 million (-49.8% year-over-year) reflecting lower origination volumes, and a RMB476.3 million increase in total credit-related provisions, primarily comprising higher provisions for contingent guarantee liabilities, accounts receivable and contract assets, and loans receivable, reflecting deteriorating asset quality and a more conservative provisioning stance. These headwinds were partially offset by a RMB291.5 million reduction in borrower acquisition and marketing expenses and a RMB237.0 million increase in guarantee income and financing income. As a result, operating margin decreased to 1.4% from 30.7% in the same period of 2024. For fiscal year 2025, income from operations was RMB1,630.1 million (US$233.1 million), compared with RMB1,873.8 million in 2024.
•	Net income in the fourth quarter of 2025 was RMB57.2 million (US$8.2 million), a decrease of 85.2% from RMB385.6 million in the same period of 2024. The decline was primarily a consequence of the same factors driving the sharp reduction in operating income — lower loan facilitation revenue and significantly higher credit-related provisions — which together reduced pre-tax income by RMB509.6 million year-over-year. This was partially mitigated by an income tax benefit of RMB15.8 million in the quarter compared with a tax expense of RMB150.8 million in the prior year period, reflecting the impact of lower taxable income. For fiscal year 2025, net income was RMB1,464.6 million (US$209.4 million), compared with RMB1,539.9 million in 2024.
•	Non-GAAP[7] adjusted net income in the fourth quarter of 2025 excluding share-based compensation and certain investment-related items was RMB61.3 million (US$8.8 million), compared with RMB408.0 million in the same period of 2024. This measure is used by the Company to assess its core profitability on an adjusted basis. For fiscal year 2025, non-GAAP adjusted net income was RMB1,559.5 million (US$223.0 million), compared with RMB1,538.5 million for fiscal year 2024.
•	Net income per basic and diluted American depositary share (“ADS”) in the fourth quarter of 2025 was RMB1.44 and RMB1.44 (US$0.21 and US$0.21), respectively, compared with RMB8.22 and RMB8.04 in the same period of 2024. For fiscal year 2025, net income per basic and diluted ADS was RMB36.00 and RMB35.22 (US$5.15 and US$5.04), respectively, compared with RMB31.98 and RMB31.50 for fiscal year 2024.
•	Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2025 was RMB1.56 and RMB1.56 (US$0.22 and US$0.22), respectively, compared with RMB8.70 and RMB8.46 in the same period of 2024. For fiscal year 2025, non-GAAP adjusted net income per basic and diluted ADS was RMB38.34 and RMB37.50 (US$5.48 and US$5.36), respectively, compared with RMB31.98 and RMB31.44 for fiscal year 2024.

Each ADS represents six Class A ordinary shares.

7 We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments.

Fourth Quarter 2025 GAAP and Non-GAAP Financial Summary

(In thousands, except for share and per share data)	Three Months Ended December 31, 2024	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,708,722	1,960,954	1,467,843	(25.1)%	(14.1)%
Total operating costs and expenses	(1,183,510)	(1,599,021)	(1,447,660)	(9.5)%	22.3%
Income from operations	525,212	361,933	20,183	(94.4)%	(96.2)%
Net income	385,626	421,241	57,167	(86.4)%	(85.2)%
Non-GAAP adjusted net income	408,022	438,178	61,320	(86.0)%	(85.0)%

Net income per ADS—basic	8.22	10.56	1.44	(86.4)%	(82.5)%
Net income per ADS—diluted	8.04	10.08	1.44	(85.7)%	(82.1)%

Non-GAAP adjusted net income per ADS—basic	8.70	11.04	1.56	(85.9)%	(82.1)%
Non-GAAP adjusted net income per ADS—diluted	8.46	10.44	1.56	(85.1)%	(81.6)%

Mr. Kent Li, President of X Financial, commented: “In the fourth quarter of 2025, we facilitated and originated RMB22.8 billion in loans, a decline of 32.3% from the prior quarter and 29.5% year-over-year. Borrower activity moderated further, with active borrowers declining to approximately 1.69 million, down 20.2% from a year ago, reflecting the Company's deliberate focus on higher-quality origination and tighter credit standards across our core channels. Asset quality came under increased pressure, with the 31–60 day delinquency rate rising to 2.90% and the 91–180 day delinquency rate increasing to 6.31%. These trends reflected continued stress in certain borrower segments and a more conservative industry-wide risk posture. In response, we have strengthened our risk management framework, enhanced collection strategies, and adjusted capital deployment to preserve balance sheet resilience. While profitability was significantly impacted by higher provisions and narrower margins, we believe these actions position the Company for more stable performance over the medium term. Looking ahead, we remain focused on asset quality, disciplined growth, and maintaining strong liquidity to navigate ongoing market uncertainty.”

Mr. Frank Fuya Zheng, Chief Financial Officer of X Financial, added: “In the fourth quarter of 2025, total net revenue was RMB1.47 billion, a decrease of 14.1% from the same period last year and 25.1% sequentially. Net income was RMB57.2 million and non-GAAP adjusted net income was RMB61.3 million, both significantly lower than the prior quarter, primarily due to substantially higher provisions and lower loan facilitation revenue amid reduced origination volumes. Basic earnings per ADS were RMB1.44, and non-GAAP adjusted earnings per ADS were RMB1.56, both lower than the prior quarter, reflecting the impact of elevated credit costs during the period. Operating margin declined to 1.4%, compared with 18.5% in the prior quarter and 30.7% in the same period last year, mainly driven by higher provisioning and reduced contribution from higher-margin facilitation services. We will continue to manage capital conservatively, strengthen our balance sheet, and maintain cost discipline to support business resilience amid an evolving regulatory and operating landscape.”

Business Outlook & Share Repurchase Plans

•	Business Outlook: Given the limited visibility at the start of the year and evolving market conditions, X Financial expects the total loan amount facilitated and originated in the first quarter of 2026 to be in the range of RMB 14.5 billion to RMB 15.5 billion. This outlook reflects management’s cautious approach amid ongoing macroeconomic and regulatory uncertainty, with continued emphasis on asset quality, disciplined risk management, and sustainable profitability. The forecast represents the Company’s current preliminary view and remains subject to change as the year progresses.

•	Capital Return to Shareholders: As of March 15, 2026, under the Company’s US$100 million share repurchase program, the Company had repurchased an aggregate of approximately 3.79 million ADSs, including approximately 3.37 million ADSs and 2.53 million Class A ordinary shares, for a total consideration of approximately US$53.85 million. The Company now has approximately US$46.15 million remaining under the share repurchase program, which is effective through November 30, 2026. This program underscores the Company’s confidence in its long-term growth outlook and its commitment to enhancing shareholder value. Repurchases under the program remain subject to market conditions and other factors and may be modified or suspended at management’s discretion.
•	Declaration of Semi-Annual Dividend: Pursuant to the semi-annual dividend policy, the Board today approved the declaration and payment of a semi-annual dividend of US$0.28 per ADS (approximately US$0.0467 per ordinary share). The holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on April 30, 2026 (U.S. Eastern Daylight Time) will be entitled to the semi-annual dividend. These shareholders, including the Bank of New York Mellon, the depositary of our ADS program (the “Depositary”), will receive the payments of dividends on or about May 20, 2026. Dividends to the Company’s ADS holders will be paid by the Depositary after May 20, 2026, and the precise timing of receipt will vary based on the processing efficiency of the respective holding brokerage.

Fourth Quarter and Fiscal Year 2025 Financial Results

Revenue Performance and Business Drivers: Total net revenue in the fourth quarter of 2025 was RMB1,467.8 million (US$209.9 million), a decrease of 14.1% from RMB1,708.7 million in the same period of 2024 and a decrease of 25.1% from the previous quarter. The year-over-year decline was mainly attributable to lower loan facilitation volumes, which reduced loan facilitation service revenue and post-origination service revenue, partially offset by increases in guarantee income and financing income. The quarter-over-quarter decline reflected the Company's deliberate tightening of credit standards and a shift in the revenue mix toward lower-volume, higher-quality origination.

Revenue performance varied across business lines in the fourth quarter of 2025. Loan facilitation service fees decreased 49.8% year-over-year to RMB440.7 million (US$63.0 million), primarily reflecting a decline in the total loan amount facilitated compared with the same period of 2024. Post-origination service fees decreased 6.3% to RMB249.3 million (US$35.6 million), consistent with lower new origination volumes. Guarantee income increased significantly to RMB263.2 million (US$37.6 million) primarily reflecting the recognition of guarantee-related revenue from the existing guaranteed loan portfolio. Financing income increased 12.4% to RMB394.0 million (US$56.3 million), supported by higher average loan balances held by the Company, while other revenue decreased 16.6% to RMB120.7 million (US$17.3 million). On a sequential basis, total net revenue declined 25.1% from the third quarter of 2025, reflecting the Company's deliberate tightening of credit standards, a strategic shift toward lower-volume, higher-quality origination, and the impact of an evolving operating environment. Return on equity8 decreased to 2.9%, from 21.5% in the prior quarter and 22.3% in the same period of 2024, primarily reflecting substantially lower net income during the quarter.

Asset Quality: Credit quality weakened during the quarter as delinquency rates increased across key categories. Delinquency rates for loans 31–60 days and 91–180 days past due increased by 1.7 percentage points and 3.8 percentage points year-over-year, respectively, reflecting more challenging borrower repayment conditions. Provision expense increased to RMB669.3 million (US$95.7 million), primarily reflecting growth in guarantee business volumes, with the balance reflecting higher expected credit losses and a more conservative provisioning stance in response to elevated risk indicators.

Profitability and Margins: Profitability declined in the fourth quarter of 2025 as significantly higher credit-related provisions and lower revenue weighed on earnings. Operating margin8 decreased to 1.4%, compared with 18.5% in the previous quarter and 30.7% in the same period of 2024. The year-over-year increase in total operating costs and expenses was primarily driven by a sharp rise in provisions for accounts receivable, loans receivable, and contingent guarantee liabilities, reflecting elevated credit risk exposure. Net profit margin8 narrowed to 3.9%, down from 21.5% in the prior quarter and 22.6% a year earlier, reflecting higher credit costs and reduced operating leverage due to lower revenue. Net income decreased 86.4% quarter-over-quarter to RMB57.2 million (US$8.2 million) and declined 85.2% year-over-year. Net income per basic ADS was RMB1.44 (US$0.21), down significantly both sequentially and from a year ago.

Funding and Liquidity: The Company maintained a stable liquidity position as of December 31, 2025. Cash and cash equivalents totaled RMB987.6 million (US$141.2 million) as of December 31, 2025, compared with RMB984.6 million as of December 31, 2024. Total restricted cash was RMB1,146.0 million (US$163.9 million), bringing total cash (including restricted) to approximately RMB2.13 billion (US$305.1 million). Shareholders’ equity increased to RMB7,836.8 million (US$1.12 billion), primarily reflecting higher retained earnings. The equity-to-assets ratio was approximately 53.4% as of December 31, 2025, reflecting growth in both total assets and liabilities during the period, driven in part by higher guarantee-related liabilities.

8 Financial Ratios:
– Operating margin: Calculated as Income from Operations for the quarter divided by Total Net Revenue for the quarter.

– Net profit margin: Calculated as Net Income for the quarter divided by Total Net Revenue for the quarter.

– Annualized Net Income: Calculated by multiplying the net income for the quarter by four to estimate a full-year equivalent.

– Return on equity: Calculated as annualized Net Income divided by the average of Total Shareholders’ Equity at the beginning and end of the quarter. This measure presents a full-year equivalent ROE based on a single quarter’s performance.

Regulatory Update: The regulatory environment governing internet-based lending in the People's Republic of China continued to evolve during fiscal year 2025, with authorities increasingly refining and strengthening oversight across the entire consumer credit business chain.

The most significant development during the period was Notice 9, issued by the National Financial Regulatory Administration on April 1, 2025, which requires commercial banks to strictly control total borrowing costs. Although Notice 9 does not explicitly stipulate a cap of not exceeding 24% per annum, in practice, a 24% per annum cap on total borrowing cost for a single loan is generally implemented and enforced.

Importantly, 24% per annum may not represent the outer boundary of pricing pressure. During the period, regulatory authorities continued to tighten total borrowing cost caps applicable to microcredit companies and consumer finance companies, and such entities may face de facto requirements set at levels below 24%. The extent to which such requirements may fall below 24%, and the pace and manner of their implementation across different institution types and jurisdictions, remain highly uncertain. The Company currently has no reliable basis upon which to predict the ultimate scope, stringency, or trajectory of applicable borrowing cost limitations. The Company expects that, if current and emerging regulatory requirements are implemented as currently understood, its operating results will be adversely and materially affected relative to those achieved in prior fiscal years. The magnitude of such impact is subject to significant uncertainty; however, investors should not assume that the Company's historical levels of profitability are indicative of future performance, and the possibility of operating losses in future periods cannot be excluded.

Notice 9 also requires commercial bank head offices to implement whitelist management systems for loan facilitation platform operators, prohibiting cooperation with institutions not included on such lists. The implementation of whitelist requirements has introduced additional uncertainty with respect to the Company's funding relationships. By way of illustration only, current practices regarding whitelist administration vary across banking groups and their respective subsidiaries, and it is possible that future regulatory guidance could alter the level at which such determinations are made in ways that may affect the Company's authorized funding relationships. This example is indicative of the broader unpredictability of the regulatory environment, and numerous other aspects of implementation remain similarly subject to change without notice or predictability.

Separately, payment institution rating measures issued by the People's Bank of China in December 2025 extend regulatory oversight further across the lending chain, increasing overall compliance burdens and operational costs for industry participants.

The Company is closely monitoring these developments as they continue to evolve into 2026. Management currently has limited visibility into the ultimate scope, pace, and direction of implementation, and the potential impact of these regulatory changes on the Company's business, financial condition, and results of operations cannot be determined with any degree of certainty at this time.

Conference Call

X Financial’s management team will host an earnings conference call at 8:30 AM U.S. Eastern Time on March 26, 2026 (8:30 PM Beijing / Hong Kong Time on March 26, 2026).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	800-905945
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until April 2, 2026:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	7562117

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading Chinese fintech platform. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors' assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as published in the Federal Reserve Board’s H.10 statistical release. Percentages stated in this release are calculated based on the RMB amounts.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company's projected financial results. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company's historical information.

For more information, please contact:

X Financial

Mr. Noah Kauffman (Chief Financial Strategy Officer)

E-mail: ir@xiaoying.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	984,611	987,631	141,229
Restricted cash, net	676,793	1,145,962	163,870
Accounts receivable and contract assets, net	2,029,550	3,145,976	449,869
Loans receivable from Credit Loans and other loans, net	4,828,317	5,298,631	757,694
Deposits to institutional cooperators, net	1,958,297	1,713,593	245,041
Prepaid expenses and other current assets	34,079	43,547	6,227
Financial guarantee derivative	1,038	-	-
Deferred tax assets, net	197,713	455,358	65,115
Long term investments	498,038	515,524	73,719
Property and equipment, net	15,833	23,900	3,418
Intangible assets, net	36,592	39,183	5,603
Financial investments	513,476	1,243,076	177,758
Other non-current assets	44,951	53,364	7,631
TOTAL ASSETS	11,819,288	14,665,745	2,097,174

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,184,086	3,054,982	436,856
Contingent guarantee liabilities	187,641	748,307	107,006
Deferred guarantee income	164,725	467,629	66,870
Financial guarantee derivative	-	15,426	2,206
Short-term borrowings	328,500	409,530	58,562
Accrued payroll and welfare	94,717	76,058	10,876
Other tax payable	279,993	221,940	31,739
Income tax payable	591,491	677,521	96,884
Accrued expenses and other current liabilities	941,506	1,053,071	150,587
Other non-current liabilities	27,516	34,807	4,977
Deferred tax liabilities	65,959	69,673	9,963
TOTAL LIABILITIES	4,866,134	6,828,944	976,526

Commitments and Contingencies
Equity:
Common shares (250,678,439 and 234,517,901 shares outstanding as of December 31, 2024 and 2025, respectively)	207	207	30
Treasury stock	(509,644)	(967,773)	(138,390)
Additional paid-in capital	3,207,028	3,256,349	465,652
Retained earnings	4,174,511	5,484,294	784,244
Other comprehensive income	81,052	63,724	9,112
TOTAL EQUITY	6,953,154	7,836,801	1,120,648

TOTAL LIABILITIES AND EQUITY	11,819,288	14,665,745	2,097,174

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	877,664	440,669	63,015	3,102,345	3,843,005	549,542
Post-origination service	266,018	249,251	35,642	759,539	1,074,454	153,645
Financing income	350,599	393,987	56,339	1,372,004	1,396,976	199,765
Guarantee income	69,649	263,245	37,644	201,716	636,572	91,030
Other revenue	144,792	120,691	17,259	436,178	688,418	98,442
Total net revenue	1,708,722	1,467,843	209,899	5,871,782	7,639,425	1,092,424

Operating costs and expenses:
Origination and servicing	438,975	505,378	72,268	1,738,139	2,020,546	288,934
Borrower acquisitions and marketing	503,704	212,165	30,339	1,582,472	2,202,375	314,935
General and administrative	48,886	46,158	6,601	175,934	199,559	28,537
Provision for accounts receivable and contract assets	13,262	139,609	19,964	35,732	242,719	34,708
Provision for loans receivable	64,289	132,624	18,965	221,658	340,209	48,649
Provision for contingent guarantee liabilities	116,103	398,052	56,921	241,738	1,001,273	143,180
Change in fair value of financial guarantee derivative	(1,038)	14,704	2,103	(1,038)	3,367	481
(Reversal of) provision for credit losses for deposits and other financial assets	(671)	(1,030)	(147)	3,378	(702)	(100)
Total operating costs and expenses	1,183,510	1,447,660	207,014	3,998,013	6,009,346	859,324

Income from operations	525,212	20,183	2,885	1,873,769	1,630,079	233,100
Interest income (expenses), net	4,338	4,446	636	(560)	10,659	1,524
Foreign exchange (loss) gain	(6,183)	2,102	301	(9,533)	(8,539)	(1,221)
Income (loss) from financial investments	13,396	(513)	(73)	17,134	(14,456)	(2,067)
Other income, net	4,084	5,029	719	13,521	132,250	18,911

Income before income taxes	540,847	31,247	4,468	1,894,331	1,749,993	250,247

Income tax (expense) benefit	(150,778)	15,849	2,266	(405,702)	(291,650)	(41,705)
Gain from equity in affiliates, net of tax	4,587	4,740	678	10,159	25,716	3,677
(Loss) gain from financial investments at equity method, net of tax	(9,030)	5,331	762	41,118	(19,506)	(2,789)
Net income	385,626	57,167	8,174	1,539,906	1,464,553	209,430
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	385,626	57,167	8,174	1,539,906	1,464,553	209,430

Net income	385,626	57,167	8,174	1,539,906	1,464,553	209,430
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	105	(30)	(4)	(314)	148	21
(Loss) income from financial investments	(5,807)	3,966	567	293	3,198	457
Foreign currency translation adjustments	19,186	(9,336)	(1,335)	11,596	(20,674)	(2,956)
Comprehensive income	399,110	51,767	7,402	1,551,481	1,447,225	206,952
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	399,110	51,767	7,402	1,551,481	1,447,225	206,952

Net income per share—basic	1.37	0.24	0.03	5.33	6.00	0.86
Net income per share—diluted	1.34	0.24	0.03	5.25	5.87	0.84

Net income per ADS—basic	8.22	1.44	0.21	31.98	36.00	5.15
Net income per ADS—diluted	8.04	1.44	0.21	31.50	35.22	5.04

Weighted average number of ordinary shares outstanding—basic	281,823,659	233,525,027	233,525,027	288,828,371	243,975,946	243,975,946
Weighted average number of ordinary shares outstanding—diluted	288,542,180	238,285,537	238,285,537	293,354,671	249,489,203	249,489,203

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	385,626	57,167	8,174	1,539,906	1,464,553	209,430
Less: Income (loss) from financial investments (net of tax of nil)	13,396	(513)	(73)	17,134	(14,456)	(2,067)
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	(16,680)	-	-	(16,680)	-	-
Less: (Loss) gain from financial investments at equity method (net of tax of nil)	(9,030)	5,331	762	41,118	(19,506)	(2,789)
Add: Share-based compensation expenses (net of tax of nil)	10,082	8,971	1,283	40,178	60,967	8,718
Non-GAAP adjusted net income	408,022	61,320	8,768	1,538,512	1,559,482	223,004

Non-GAAP adjusted net income per share—basic	1.45	0.26	0.04	5.33	6.39	0.91
Non-GAAP adjusted net income per share—diluted	1.41	0.26	0.04	5.24	6.25	0.89

Non-GAAP adjusted net income per ADS—basic	8.70	1.56	0.22	31.98	38.34	5.48
Non-GAAP adjusted net income per ADS—diluted	8.46	1.56	0.22	31.44	37.50	5.36

Weighted average number of ordinary shares outstanding—basic	281,823,659	233,525,027	233,525,027	288,828,371	243,975,946	243,975,946
Weighted average number of ordinary shares outstanding—diluted	288,542,180	238,285,537	238,285,537	293,354,671	249,489,203	249,489,203